Exhibit 1.2

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Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 monishbahl@cdcsoftware.com	Jen Buchhalter Articulate Communications Inc. 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

HFG Procurement Selects CDC Software’s Ross Enterprise Software to Provide Visibility and
Control Throughout its Supply Chain

Hong Kong-Based Supply Chain Service Provider Also Selected Ross Enterprise for Advanced Food
Traceability, Operational Visibility and Inventory Optimization

BEIJING, ATLANTA – Jan. 30, 2007 CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of enterprise software applications, announced today that Hong Kong-based HFG Procurement, Ltd. has chosen the Ross Enterprise suite of software applications to improve visibility and control throughout its manufacturing operations and supply chain.

Using the Ross Enterprise Resource Planning (ERP) solution, HFG Procurement’s management will have a central view of the inventory levels in each of its outlets and the tools they need to optimize inventory levels in each location to avoid the risk of stock-outs and the high cost of emergency orders, while keeping overall inventory investments to a practical minimum. The system, designed specifically for food processors, will also help HFG Procurement synchronize internal information on materials consumption with point-of-sale data. HFG Procurement is a Hazard Analysis and Critical Control Points (HACCP) Systems accredited company and will also use the Ross ERP solution to provide end-to-end traceability of all ingredients received from suppliers all the way to finished goods sold to customers.

HFG Procurement, Ltd. is the supply chain service provider to Maria’s Bakery and Yoshinoya in Hong Kong, a chain of fast-food restaurants which has 30 retail outlets in Hong Kong that will continue its expansion plans in coming years. The company owns its central production and distribution facility which distributes to its retail outlets.

“The control and traceability capabilities of Ross Enterprise were important criteria in our section process,” said Keith Chan, chief supply officer, HFG Procurement Ltd. “We chose Ross Enterprise because of its track record in the food and beverage industry and the company’s reputation as a strong technology partner. With the implementation of Ross Enterprise, we look to become more efficient in our manufacturing processes, address the visibility and control needs of our evolving business, and at the same time, provide the brand assurance that is increasingly sought by consumers.”

“At CDC Software, it is our mission to fully understand the industry-specific challenges of our food and beverage customers,” said Beth Berndt, director of Industry Solutions at CDC Software, focused on the food and beverage sector. “With a proven technology foundation, we deliver cost-effective solutions to growing companies such as HFG Procurement, providing them with the tools necessary to become customer-driven market leaders.”

About Ross Enterprise for Food and Beverage
Ross Enterprise is CDC Software’s comprehensive suite of applications for food and beverage manufacturers. The suite of applications includes enterprise resource management (ERP), supply chain management (SCM), warehouse management, customer relationship management, real time performance management and business analytics. Together, these systems address the unique challenges in food and beverage including the need for detailed product costing and profitability analysis, management of pricing and promotions, optimized forecasting and scheduling, improved order fulfillment and customer service, inventory optimization with minimal spoilage, and compliance with food safety regulations and mock recalls. Ross Enterprise is used worldwide by over 1,200 companies including Boar’s Head, Kerry Ingredients, Cheesecake Factory, Pez Candies, Nellson Nutraceuticals, Hilmar Cheese, Michael Angelo’s and Litehouse Foods. For more information, visit www.rossinc.com.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross Enterprise — ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross ERP to address the needs of food and beverage customers such as the ability improve operational efficiencies and drive cost savings and competitive advantage. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the food and beverage industry; the continued ability of Ross’ solutions to address industry-specific requirements of companies in the food and beverage industry; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow food and beverage companies to compete more effectively and changes in the type of information required to compete in the life sciences industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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